SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of August


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                  Form 20-F     X               Form 40-F
                             -------                        -------


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)


                        Yes                            No      X
                             -------                        -------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)



                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated August 17, 2006 announcing results for the second quarter 2006.

Van der Moolen Reports a Net Profit of EUR 1.7 Million Attributable to
        Its Common Shareholders for the First Half Year Of 2006


    AMSTERDAM--(BUSINESS WIRE)--Aug. 17, 2006--Van der Moolen Holding NV (NYSE:VDM) (Amsterdam:VDMN):

    Second quarter Net loss (after impairment and special items) amounts to EUR 9.4 million.

    --  Impairment on brokerage business of EUR 10.0 million;

    -- Special items negatively affected second quarter net result by EUR 1.5 million.

    Excluding impairment charges and special items second quarter 2006 net result amounts to a profit of EUR 2.1 million.
    Loss per common share EUR 0.21 in the second quarter of 2006.
Excluding impairment and special items profit per common shares amounts to EUR 0.04.



 Key Figures
 ---------------------------- ----------- ----------- ----------------
 Euros millions         2nd   2nd quarter 1st quarter   6 months
                       quarter    2005       2006 a)
                        2006
                                                       2006  2005
 ---------------------------- ----------- ----------- ----------------
 Revenues a)           40.5   27.2   49%  39.0   4%   79.5  54.6  46%
 ---------------------------- ----------- ----------- ----------------
 Operating profit
  (loss)               (5.3)   8.6  -162% 29.3  -118% 24.0  13.0  85%
 ---------------------------- ----------- ----------- ----------------
 Profit (loss) from
  continuing
  operations           (7.7)   3.7  -308% 14.0  -155%  6.3   5.8   9%
 ---------------------------- ----------- ----------- ----------------
 Profit (loss)
  attributable to
  common equity
  holders of the
  Company              (9.4)   1.8  -622% 11.1  -185%  1.7   3.3  -48%
 ---------------------------- ----------- ----------- ----------------
 Guarantee capital    414.7   413.5  0%   451.1  -8%  414.7 413.5  0%
 ---------------------------- ----------- ----------- ----------------
 Per common share data
  (Euros x 1)
 ---------------------------- ----------- ----------- ----------------
 Profit (loss) from
  continuing
  operations          (0.21)  0.05  -549% 0.25  -184% 0.04  0.09  -56%
 ---------------------------- ----------- ----------- ----------------
 Profit (loss)        (0.21)  0.05  -545% 0.25  -183% 0.04  0.09  -56%
 ---------------------------- ----------- ----------- ----------------

 ---------------------------- ----------- ----------- ----------------
 Average US
  dollar/Euro rate     0.80   0.79   0%   0.83   -4%  0.81  0.78   5%
 ---------------------------- ----------- ----------- ----------------

a) Both the Q1 2006 revenues and the Q1 2006 exchange, clearing and brokerage fees have been grossed up with EUR 2.1 million due to a reclassification. These fees were previously netted in revenues. This reclassification had no impact on the operating profit and the profit attributable to common equity holders of the Company.


    Richard den Drijver, CEO of Van der Moolen Holding NV ("VDM") commented : "The results in the first half of 2006 were strongly influenced by United States litigation settlements and an impairment on our brokerage business but we are pleased to see that the operating result (after impairment and special items) in the 2nd quarter improved to EUR 2.1 million from EUR 0.8 million Q1.
    We had to adjust our expectations of our online brokerage business downwards. Last year we had put forward a growth strategy where we now encounter processing capacity constrains due to in-house quality standards, which will slow down the roll out of Online Trader to new customers. However, we are confident about the business going forward and we see this as one of our future growth pillars.
    Our strategy in the United States is diversification of revenues. The signing of strategic partnerships with the Chicago Board Options Exchange and International Securities Exchange, combined the largest options exchange in the world- is the first step to secure that objective. Both options exchanges will start independently a new equity exchange. Although these markets still need to be developed, we, together with other founding partners, are positive on the future business opportunities.
    We believe that the CBOE Stock Exchange plan to utilize their experience in Hybrid trading will offer an attractive venue for execution that will link to Van der Moolen's historic strength as liquidity providers and technological innovators.
    Our main objective is to utilize these strategic partnerships through actively participating as liquidity providers and route our natural equity and option liquidity, when possible, to the exchanges we have an alignment with. These exchanges are: New York Stock Exchange, International Securities Exchange, Chicago Board Options Exchange and Chicago Stock Exchange.
    Europe contributed 45% to consolidated revenues (HY 2005 18%). The acquisition of Hills Independent Traders in the third quarter, a very experienced options trading team in a market VDM did not cover, fits perfectly within our strategy and will further balance the U.S. and European revenues. "
    Van der Moolen announces that it recognized a net loss attributable to its common shareholders of EUR 9.4 million in the second quarter 2006 compared with a profit of EUR 11.1 million in the first quarter of 2006 and EUR 1.8 million in the second quarter of 2005.
    Second quarter 2006 net income has been strongly influenced by the special items that are summarized below.

    -- The purchase price for Curvalue is expected to be settled by a total of 6.7 million shares of Van der Moolen Holding NV and EUR 5.9 million cash. Under IFRS the estimated purchase price amounts to EUR 51.2 million (being 6.7 million shares at a price of EUR 6.37 per share and

    EUR 5.9 million cash plus acquisition costs) resulting in a goodwill of EUR 32 million. Under IFRS we have impaired EUR 10 million of this goodwill due to revised estimated discounted cash flows as a result of anticipated additional investments and marketing expenditure.

    -- Early May, we have joined the so-called secondary offering of NYSE Group shares. The consideration received amounted to approximately EUR 8.6 million ($ 61.50 per share, net of related expenditure) and implied a net loss that is recognized in the second quarter of approximately EUR 0.4 million.

    -- Recognition of expenses in relation to the settlement reached in respect of the stock loan investigation of the New York Stock Exchange and the settlement of the securities class action lawsuit in the United States brought under U.S. securities law by plaintiffs who were holders of VDM Holding's American Depositary Receipts traded on the New York Stock Exchange (see our press releases of July 10, and July 24, 2006, respectively for further details). These settlements negatively affected our second quarter 2006 net result by EUR
        2.8 million.

    -- The recognition of foreign currency gains, including relating tax benefits of EUR 1.7 million.

    Excluding these items, second quarter 2006 net result attributable to common shareholders would amount to a profit of EUR 2.1 million.
    Before amortization and impairment of intangible assets, Curvalue contributed EUR 1.0 million to our second quarter 2006 net income (Q1 2006: EUR 0.2 million); amortization and the impairment of intangible assets related to this acquisition amounted to a net charge of EUR
10.4 million (Q1 2006: EUR 0.5 million).

    Results for the second quarter 2006

    Revenues

    At EUR 40.5 million, our reported revenues in the second quarter were 4% higher than in the first quarter of 2006 and 49% above those earned in the second quarter of 2005. The factors that determined these comparisons were:


                           Q2 2006 vs. Q1 2006Q2   2006 vs. Q2 2005
Acquisition Curvalue                         - %              +38 %
U.S. dollar impact                          -3 %                - %
Organic                                     +7 %              +11 %
                             --------------------------------------
Total                                       +4 %              +49 %
-------------------------------------------------------------------


    The acquisition of Curvalue contributed EUR 10.2 million to our second quarter 2006 revenues. Organic growth, due to favorable trading conditions in Q2, is mainly realized by the success of our trading operations in Cologne, Amsterdam and London. This is partly offset by a decrease in revenues generated by VDM Specialists of EUR 1.6 million, or 7%, compared to both the first quarter 2006 and the second quarter of 2005. In dollar terms this decrease in revenues of VDM Specialists was 2% and 7%, respectively. First half year 2006 revenue includes EUR 3.7 million which is originated from a 40% interest in our investment in an associate.

    Other gains and losses - net

    The EUR 0.9 million loss recognized in the second quarter 2006 fully relates to the secondary offering of our NYSE Group shares that were received in the merger consideration in March 2006. The loss represents the difference between the offering proceeds (net of related expenditure) and the fair value of the shares received on the date of the merger. Net result was affected by EUR 0.4 million as a result of allocation to minority interest and tax effects.
    We participated in the so-called secondary offering of NYSE Group shares and sold 181,940 shares (159,897 shares plus a greenshoe placement of 22,043), out of the 481,062 received as merger consideration. As a result of this secondary offering, the number of shares currently owned, and their restriction period can be specified as follows:


Restricted until March 2007                                     3,588
Restricted until March 2008                                   135,179
Restricted until March 2009                                   160,355
Total number of shares NYSE Group                             299,122


    In the first half year of 2006 an amount of EUR 21.1 million has been recognized in relation to the NYSE shares (conversion and secondary offering), hereby increasing net income attributable to common shareholders by approximately EUR 10.1 million.

    Operating expenses

    Excluding the impairment charge of EUR 10.0 million, total operating expenses in the second quarter 2006 were EUR 3.2 million higher than those recognized in the first quarter 2006 and EUR 13.9 million higher than the second quarter of 2005. The consolidation of Curvalue accounted for EUR 9.4 million of total expenses recognized in the current quarter (excluding impairment charges), compared to EUR 8.9 million in the first quarter of 2006. First half year 2006 operating expenses include EUR 3.5 million which is originated from a 40% interest in our investment in an associate.
    Other factors that strongly influenced the comparison with the first quarter 2006 and/or second quarter 2005 on an organic basis (excluding Curvalue) are set out below.

    -- Exchange, clearing and brokerage fees increased by EUR 0.7 million compared to the first quarter 2006 and EUR 1.1 million compared to the second quarter of 2005. This increase is due to higher transaction volume propelled by increased trading opportunity in Germany, London and Amsterdam as well as listing fees expensed by VDM Specialists in respect of new assignments.

    -- Variable employee compensation and benefit expense decreased by EUR 1.1 million compared to the first quarter 2006 and increased by EUR 0.5 million compared to the second quarter of 2005. The decrease compared to the first quarter is mainly due to the relative contribution of the different bonus arrangements in place throughout the Group, whereby the special items expensed during the second quarter 2006 had a decreasing impact on bonus accruals. In the first quarter 2006, the gain realized on the NYSE merger consideration had an increased impact on variable employee compensation.

    -- G&A expenses includes an amount of EUR 4.1 million in relation to the settlement reached in respect of the stock loan investigation of the New York Stock Exchange and the settlement of the securities class action lawsuit in the United States brought under U.S. securities law by plaintiffs who were holders of VDM Holding's American Depositary Receipts traded on the New York Stock Exchange (see our press releases of July 10, and July 24, 2006, respectively for further details). These settlements negatively affected our second quarter 2006 net result by EUR 2.8 million (after minority interest and tax, where applicable).

    Operating profit

    Excluding the other gains and losses (net), the amortization expense and the impairment of fixed assets, operating profit amounted to EUR 6.6 million in the second quarter 2006 compared with EUR 8.3 million in the first quarter 2006 and EUR 6.6 million in the second quarter 2005. The operating margin calculated on this basis was 16.3% in the second quarter 2006, compared to 21.3% and 24.3% in the first quarter 2006 and second quarter 2005, respectively.

    Finance cost

    On April 5, 2006, the AGM approved the proposed changes to our Articles of Association. Among others, these changes included an amendment of the Articles in relation to our preferred financing shares. These changes have allowed the Company to present the preferred financing capital as an equity instrument under IFRS, whereas it has been treated a monetary liability since the adoption of IAS 32 on January 1, 2005. In conformity with this treatment the preferred financing dividend is no longer classified as a component of finance cost as from the date of the amendment.

    Foreign currency result

    Foreign currency result amounted to a profit of EUR 1.1 million, compared to a loss of EUR 0.3 million in the first quarter 2006 and a gain of EUR 0.5 million recognized in the second quarter 2005. The gain resulted from the strong depreciation of the U.S. dollar against the euro during April 2006, in combination with a temporary long position in euro denominated monetary assets and liabilities as a result of the change of the presentation of our preferred financing shares.

    Income tax

    Income tax in the second quarter 2006 was EUR 1.5 million, representing a consolidated effective tax rate of negative 22%. In the preceding quarter the tax expense was EUR 11.5 million, or 51% (the second quarter 2005: EUR 2.2 million, or 55%). The consolidated effective tax rate in the current quarter mainly reflects the non-tax deductible nature of the EUR 10.0 million impairment charge recognized on our brokerage business and the non-tax deductibility of the settlement amount reached with the NYSE in connection with the stock loan investigation. These factors were partly off-set by non-taxable foreign currency gains as a result of the euro still being our functional currency for taxation purposes.
    The consolidated effective tax rates in the comparative quarters mainly reflected the dominance of our U.S. pretax income to total pretax income in combination with the non-tax deductible nature of dividends on financing preferred shares.
    The tax expense recognized in the first half year of 2006 of EUR
13.0 million is mainly non-cash in nature, given the carry forward losses existing in the applicable United States tax jurisdictions.

    Minority interest

    The decrease in minority interest compared to the first quarter of 2006 and the second quarter 2005 is due to the loss recognized on the secondary offering of NYSE Group shares and the recognition of the settlement reached in respect of the stock loan investigation in the current quarter. The first quarter 2006 was among others influenced by the allocation of the gain on the conversion of the NYSE memberships.

    EPS

    The weighted average number of outstanding shares to calculate basic earnings per share is 45,453,298 for the second quarter 2006 and 45,197,124 for the first half year of 2006, the latter being the number outstanding at year-end 2005 (excluding treasury shares) with - in addition - the shares issued on January 2, 2006 in relation to the acquisition of Curvalue and the shares issuable in respect of the earn-out 2005, which are considered to be "earned" at acquisition date, and the number of shares issued as stock dividend in April 2006, adjusted for the average number of shares held by Curvalue in Van der Moolen Holding NV during the periods presented. During the second quarter 2006, the position in shares held by Curvalue and related option positions were fully unwound.

    Diluted EPS

    For purposes of the determination of diluted EPS, the weighted average number of common shares outstanding is adjusted for the dilutive impact of the position held by Curvalue in options of Van der Moolen and for the estimated number of shares that are issuable in respect of the Curvalue earn-out arrangement for the year 2006. The dilutive impact of the earn-out arrangement is determined on a quarterly basis (the dilutive impact of contingently issuable shares are included as of the beginning of the period).

    Earnings per share

    Loss per common share was EUR 0.21 in the second quarter 2006, compared to a profit per common share of EUR 0.25 and EUR 0.05 in the first quarter 2006 and second quarter of 2005, respectively. The impairment charge and special items recognized in the second quarter 2006 negatively affected earnings per share by EUR 0.25.

    Balance sheet

    Balance sheet total

    On June 30, 2006 our Balance Sheet total was approximately EUR 1.9 billion, almost tripling the
    EUR 731 million recognized at December 31, 2005. This increase is mainly due to the increase of current assets and current liabilities, related to positions and clearing balances arising from the trading activities of Curvalue. From an economic perspective, the market risk on the security positions of Curvalue is limited.

    Intangible assets

    Intangible assets, including goodwill, increased from EUR 70.1 million at December 31, 2005 to EUR 104.9 million at June 30, 2006. This increase is mainly due to the recognition of intangibles including goodwill in relation to the Curvalue acquisition, partly offset by the impact of the depreciation of the U.S. dollar against the euro. At June 30, 2006, EUR 18 million of other intangible assets relate to Curvalue. Based on renewed estimates for the earn-out 2006, goodwill acquired through the Curvalue business combination is preliminary determined at approximately
    EUR 32.1 million (based on a measurement price of issued and issuable shares of EUR 6.37 as per January 2, 2006), which was subsequently impaired by an amount of EUR 10.0 million in the second quarter 2006.

    Guarantee capital

    Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), increased from EUR 411.4 million to EUR 414.7 million during the half year period under review.
    This increase is mainly due to the shares issued and issuable under the acquisition agreement with Curvalue, the income contribution during the period and the contribution to the dividend reserve of our preferred financing shares. These factors are partly offset by a depreciation of the U.S. dollar (the U.S. dollar depreciated against the euro: at December 31, 2005 the euro/dollar rate was 1.1829 compared to 1.2785 at June 30, 2006), a EUR 8.3 million repayment of subordinated borrowings and a EUR 4.9 million negative change in fair value reserve.

    Cash and cash equivalents

    The Group has approximately EUR 32 million of freely-available cash (including disposition on security positions and other assets) (December 31, 2005: EUR 39 million). Further, it has EUR 15 million available in short-term committed credit lines.

    Non-current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents that is held by VDM Specialists for purposes of compliance with the Net Liquid Asset ("NLA") requirement set by the New York Stock Exchange. The total NLA requirement amounts to $ 243 million at June 30, 2006. We refer to the section 'subsequent events' for further details on the reduction of the NLA requirement of VDM Specialists, which will have a significant impact on our freely-available cash.

    Available-for-sale assets: NYSE Group shares

    As mentioned above, we currently own 299,122 NYSE Group shares that were acquired through the conversion of the six NYSE memberships in March 2006 less the number that was subsequently sold in the so-called secondary offering. The balance sheet at June 30, 2006, reflects the number of NYSE Group shares owned at the quoted bid price of those shares. Although we have seen a decrease of the average quoted price of the NYSE shares in the period after June 30, 2006, we have determined this not to be a permanent diminution in value.

    Cash flow

    Cash flow from operating activities

    Cash flow from operating activities amounted to EUR 5.1 million in the first half year of 2006. The positive contribution of income cash flow of EUR 18.1 million, and cash generated by working capital, is partly offset by the EUR 15.3 million addition to non-current cash and cash equivalents.

    Cash flow from investing activities

    Cash flow from investing activities amounted to EUR 20.8 million, mainly following the cash consideration received in relation to the NYSE merger, the receipt of the proceeds of the secondary offering of NYSE Group shares in May 2006 and the receipt of the proceeds in January 2006 of the sale of four memberships in December 2005. The acquisition of Curvalue contributed EUR 0.4 million to cash flow from investing activities, being the balance of cash held by this entity less the EUR 5.0 million cash consideration paid on January 2, 2006.

    Cash flow from financing activities

    Cash flow from financing activities amounted to EUR 24.6 million negative, mainly as a result of the repayment of subordinated debt in March 2006, interest payments, dividend payments made in April 2006, and distributions and capital repayments to (former) members of VDM Specialists.

    Subsequent events

    United States

    NLA reduction

    The NYSE received the long-awaited approval from the Securities and Exchange Commission for the reduction of Specialist Net Liquid Asset Requirements at the start of August 2006. The reduction will be phased in over a nine months period. For VDM Specialists the result is an immediate reduction in NLA requirement of approximately $ 25 million. Additional reductions of approximately $ 25 million each will be taken three, six and nine months from the original effective date of August 2, 2006 to a total of approximately $ 100 million NLA reduction.

    Strategic Partnership with the Chicago Board Options Exchange
(CBOE)
    The CBOE is one of the largest options exchanges in the United States and among the leading options exchanges in the world. The CBOE will launch the CBOE Stock Exchange, LLC (CBSX), a new securities trading market place. The CBSX will feature a Hybrid market model that will combine elements of both screen and floor-based trading and provide a new venue for trading of NASDAQ Stock Market, American Stock Exchange listed securities and New York Stock Exchange products. VDM will participate in this new Stock Exchange and made a strategic investment of $ 9 mln (18% equity stake) in the newly formed CBSX. We believe the CBSX plan to utilize their experience in Hybrid trading will offer an attractive venue for execution that links to VDM Specialists' historic strengths as liquidity providers and technological innovators.

    Strategic Partnership with the International Securities Exchange
(ISE)
    The ISE is one of the largest equity options exchanges and is among the leading options exchanges in the world. The ISE Stock Exchange will provide an innovative platform for equity trading. VDM has invested an amount of $ 3 million (3% equity stake) in the International Securities Exchange (ISE) which expects to begin operations in the fourth quarter of 2006. ISE is a major factor in options trading and intends to use its proven technology and market structure to extend its reach into the trading of equities. We have faith in the management of the ISE and made this investment with the expectation of becoming an active participant in this new venture as both an equity owner of the new exchange and a provider of liquidity and order flow.

    Europe

    Acquisition of Hills Independent Traders Ltd. (HIT)

    On July 25, 2006 we announced the acquisition of Hills Independent Traders Ltd. from Binck NV in a business and assets transaction at market value, including the transfer of the employees. HIT has been one of the profitable trading business parts that Binck continued after the reorganization of the former AOT activities in 2004/2005. HIT's activities include proprietary derivatives trading on Euronext.Liffe and equity transactions of underlying values on the London Stock Exchange. The acquisition of HIT links up seamlessly with VDM's goal to strengthen its position on the derivatives exchanges. HIT will be fully integrated in the offices of VDM by the end of 2006 (see our press release dated 25 July 2006).
    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate Communications, telephone +31 (0)20 535 6789.

    N.B.:

    Today Van der Moolen will present its half year results in a press and analyst meeting. The meetings can be followed through audio webcasts. For more information and subscription, please check the website of Van der Moolen www.vandermoolen.com. Invitations to participants have been distributed. For more information on the press meeting, please contact ir@nl.vandermoolen.com. For more information on the analyst webcast, please contact Cristina Unqureanu at Taylor Rafferty, telephone: +44 776 969 5098.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


                     Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                          (IFRS, Unaudited)
(amounts  in millions of Euros, except           Q2          Q2
 per share data)                                                    %
                                              2006        2005
--------------------------------------- ----------- ----------- -----

Revenues a)                                   40.5        27.2    49%

Other gains and losses - net                  (0.9)        2.4  -138%

Exchange, clearing and brokerage fees
 a)                                          (11.0)       (5.1)  116%
Fixed employee benefit expense                (8.0)       (7.2)   11%
Variable employee benefit expense             (3.3)       (1.4)  136%
Lease of exchange memberships/ trading
 licenses                                     (0.7)       (1.0)  -30%
Information and communication expense         (1.5)       (0.8)   88%
Depreciation expenses                         (0.5)       (0.3)   67%
Amortization expenses                         (1.0)       (0.4)  150%
Impairment of intangible assets              (10.0)          -
General and administrative expenses           (8.9)       (4.8)   85%

Total operating expenses                     (44.9)      (21.0)  114%

Operating profit (loss)                       (5.3)        8.6  -162%

Finance cost of financing preferred
 shares                                          -        (0.8)
Interest on minority members' capital         (0.3)       (0.3)
Foreign currency result - net                  1.1         0.5
Other finance costs - net                     (1.7)       (2.1)

Profit (loss) before income tax from
 continuing operations                        (6.2)        5.9  -205%
Income tax benefit / (expense)                (1.5)       (2.2)
Profit (loss) from continuing
 operations                                   (7.7)        3.7  -308%

Profit (loss) from discontinued
 operations before income tax                    -           -
Income tax benefit / (expense)                   -           -
Profit (loss) from discontinued
 operations                                      -           -

Profit (loss) for the period                  (7.7)        3.7  -308%
Profit attributable to minority
 interest                                      0.7         1.9
Preferred financing dividend                   1.0           -
Profit (loss) attributable to common
 equity holders of the Company                (9.4)        1.8  -622%
--------------------------------------- ----------- ----------- -----

--------------------------------------- ----------- ----------- -----
Average number of common shares
 outstanding                            45,453,298  39,106,481    16%
Diluted average number of common shares
outstanding                            45,894,242  39,106,481    17%
Per common share data:
Profit (loss) from continuing
 operations per common share                 (0.21)       0.05  -549%
Diluted profit (loss) from continuing
 operations per common share                 (0.20)       0.05  -545%
Profit (loss) per common share               (0.21)       0.05  -549%
Diluted profit (loss) per common share       (0.20)       0.05  -545%
--------------------------------------- ----------- ----------- -----


(amounts  in millions of Euros, except         Q1
 per share data)                                                   %
                                             2006 a)
--------------------------------------- ----------------- ----------

Revenues a)                                   39.0                4%

Other gains and losses - net                  22.0             -104%

Exchange, clearing and brokerage fees
 a)                                           (9.9)              11%
Fixed employee benefit expense                (8.4)              -5%
Variable employee benefit expense             (4.2)             -21%
Lease of exchange memberships/ trading
 licenses                                     (0.6)              17%
Information and communication expense         (1.5)               0%
Depreciation expenses                         (0.6)             -17%
Amortization expenses                         (1.0)               0%
Impairment of intangible assets                -
General and administrative expenses           (5.5)              62%

Total operating expenses                     (31.7)              42%

Operating profit (loss)                       29.3             -118%

Finance cost of financing preferred
 shares                                       (1.1)
Interest on minority members' capital         (0.3)
Foreign currency result - net                 (0.3)
Other finance costs - net                     (2.1)

Profit (loss) before income tax from
 continuing operations                        25.5             -124%
Income tax benefit / (expense)               (11.5)
Profit (loss) from continuing
 operations                                   14.0             -155%

Profit (loss) from discontinued
 operations before income tax                  -
Income tax benefit / (expense)                 -
Profit (loss) from discontinued
 operations                                    -

Profit (loss) for the period                  14.0             -155%
Profit attributable to minority
 interest                                     2.9
Preferred financing dividend                   -
Profit (loss) attributable to common
 equity holders of the Company                11.1             -185%
--------------------------------------- ----------------- ----------

--------------------------------------- ----------------- ----------
Average number of common shares
 outstanding                               44,970,390             1%
Diluted average number of common shares
 outstanding                               44,987,662             2%
Per common share data:
Profit (loss) from continuing
 operations per common share                  0.25             -184%
Diluted profit (loss) from continuing
 operations per common share                  0.25             -183%
Profit (loss) per common share                0.25             -184%
Diluted profit (loss) per common share        0.25             -183%
--------------------------------------- ----------------- ----------



(amounts  in millions of Euros, except    6 months    6 months
 per share data)                                                     %
                                            2006      2005
---------------------------------------- ------------ ----------------

Revenues a)                                 79.5      54.6         46%

Other gains and losses - net                21.1      (0.2)     10650%

Exchange, clearing and brokerage fees a)   (20.9)     (9.9)       111%
Fixed employee benefit expense             (16.4)     (14.1)       16%
Variable employee benefit expense           (7.5)     (2.5)       200%
Lease of exchange memberships/ trading
 licenses                                   (1.3)     (2.4)       -46%
Information and communication expense       (3.0)     (1.4)       114%
Depreciation expenses                       (1.1)     (0.7)        57%
Amortization expenses                       (2.0)     (0.8)       150%
Impairment of intangible assets            (10.0)     -
General and administrative expenses        (14.4)     (9.6)        50%

Total operating expenses                   (76.6)     (41.4)       85%

Operating profit (loss)                     24.0      13.0         85%

Finance cost of financing preferred
 shares                                     (1.1)     (1.5)
Interest on minority members' capital       (0.6)     (0.6)
Foreign currency result - net               0.8       2.8
Other finance costs - net                   (3.8)     (3.9)

Profit (loss) before income tax from
 continuing operations                      19.3      9.8          97%
Income tax benefit / (expense)             (13.0)     (4.0)
Profit (loss) from continuing operations    6.3       5.8           9%

Profit (loss) from discontinued
 operations before income tax                -        -
Income tax benefit / (expense)               -        -
Profit (loss) from discontinued
 operations                                  -        -

Profit (loss) for the period                6.3       5.8           9%
Profit attributable to minority interest    3.6       2.5
Preferred financing dividend                1.0       -
Profit (loss) attributable to common
 equity holders of the Company              1.7       3.3         -48%
---------------------------------------- ------------ ----------------

---------------------------------------- ------------ ----------------
Average number of common shares
 outstanding                             45,197,124   38,713,971   17%
Diluted average number of common shares
 outstanding                             45,638,068   38,713.971   18%
Per common share data:
Profit (loss) from continuing operations
 per common share                           0.04      0.09        -56%
Diluted profit (loss) from continuing
 operations per common share                0.04      0.09        -56%
Profit (loss) per common share              0.04      0.09        -56%
Diluted profit (loss) per common share      0.04      0.09        -56%
---------------------------------------- ------------------- ---------

a) Both the Q1 2006 revenues and the Q1 2006 exchange, clearing and brokerage fees have been grossed up with EUR 2.1 million due to a reclassification. These fees were previously netted in revenues. This reclassification had no impact on the operating profit and the profit attributable to common equity holders of the Company.



---------------------------------------------- -------- ------- -----
Van der Moolen Holding N.V.                         Q2      Q2     %
Revenue breakdown in millions of Euros            2006    2005
---------------------------------------------- -------- ------- -----
VDM Specialists                                   21.0    22.6    -7%
Net gain on principal transactions                13.9    15.9   -13%
Commissions                                        5.0     5.3    -6%
Other                                              2.1     1.4    50%
European Trading                                   9.2     4.6   100%
Curvalue Principal Trading                         6.4       -
Curvalue Brokerage a)                              3.8       -
Unallocated and Holding                            0.1       -
---------------------------------------------- -------- ------- -----
Total revenues                                    40.5    27.2    49%
---------------------------------------------- -------- ------- -----

---------------------------------------------- -------- ------- -----
Van der Moolen Holding N.V.                          Q2      Q2     %
Operating profit before other gains and losses     2006    2005
 (net), before amortization of intangible fixed
 assets and before impairment, breakdown in
 millions of Euros
------------------------------------------------------- ------- -----
VDM Specialists                                    8.3     9.0    -8%
European Trading                                   2.5     0.1  2400%
Curvalue Principal Trading                         1.7       -
Curvalue Brokerage                                (0.2)      -
Unallocated and Holding                           (5.7)   (2.5) -128%
---------------------------------------------- -------- ------- -----
Total operating profit before other gains and
 losses (net), before amortization of
 intangible fixed assets and before impairment     6.6     6.6     0%
------------------------------------------------------- ------- -----

---------------------------------------------- -------- ------- -----
VDM Specialists (VDMS)                              Q2      Q2
Key figures (IFRS)                                2006    2005
---------------------------------------------- -------- ------- -----
VDM Specialists revenues ($ million)              26.5    28.5
Net gain on principal transactions                17.8    20.1
Commissions                                        6.3     6.7
Other                                              2.4     1.7
Total share volume of trading on NYSE
 (million)                                     109,152  96,581
Share volume of trading in VDMS assignments
 (million)                                      13,307  11,998
VDMS market share in share volume NYSE b)         12.2%   12.4%
VDMS share volume of principal shares traded
 (million)                                       1,683   2,077
Participation rate b)                             12.6%   17.3%
VDMS value of principal shares traded ($
 billion)                                           76      81
VDMS net gain on principal transactions ($
 million)                                         17.8    20.1
Realization rate (basis points)                    2.3     2.5
---------------------------------------------- -------- ------- -----



-------------------------------- -------- ---- -------- -------- ----
Van der Moolen Holding N.V.            Q1    % 6 months 6 months    %
Revenue breakdown in millions of    2006 a)
 Euros                                            2006     2005
-------------------------------- -------- ---- -------- -------- ----
VDM Specialists                     22.6   -7%    43.6     44.8   -3%
Net gain on principal
 transactions                       14.9   -7%    28.8     31.8   -9%
Commissions                          5.5  -10%    10.5     10.7   -2%
Other                                2.2   -5%     4.3      2.3   87%
European Trading                     7.9   16%    17.1      9.8   74%
Curvalue Principal Trading           5.1   25%    11.5        -
Curvalue Brokerage a)                3.4   12%     7.2        -
Unallocated and Holding                -           0.1        -
-------------------------------- -------- ---- -------- -------- ----
Total revenues                      39.0    4%    79.5     54.6   46%
-------------------------------- -------- ---- -------- -------- ----

-------------------------------- -------- ---- -------- -------- ----
Van der Moolen Holding N.V.            Q1    % 6 months 6 months    %
Operating profit before other gains    2006        2006     2005
 and losses (net), before
 amortization of intangible fixed
 assets and before impairment,
 breakdown in millions of Euros
----------------------------------------- ---- -------- -------- ----
VDM Specialists                      9.1   -9%    17.4     18.8   -7%
European Trading                     2.0   25%     4.5      0.6  650%
Curvalue Principal Trading           0.8  113%     2.5        -
Curvalue Brokerage                  (0.3)  33%    (0.5)       -
Unallocated and Holding             (3.3) -73%    (9.0)    (5.4) -67%
-------------------------------- -------- ---- -------- -------- ----
Total operating profit before other
 gains and losses (net), before
 amortization of intangible fixed
 assets and before impairment        8.3  -20%    14.9     14.0    6%
----------------------------------------- ---- -------- -------- ----

-------------------------------- -------- ---- -------- -------- ----
VDM Specialists (VDMS)                 Q1      6 months 6 months
Key figures (IFRS)                  2006          2006     2005
-------------------------------- -------- ---- -------- -------- ----
VDM Specialists revenues ($
 million)                           27.1          53.6     57.6
Net gain on principal
 transactions                       17.2          35.0     40.9
Commissions                          6.6          12.9     13.8
Other                                3.3           5.7      2.9
Total share volume of trading on
 NYSE (million)                  104,614       213,766  193,067
Share volume of trading in VDMS
 assignments (million)            12,813        26,120   23,962
VDMS market share in share
 volume NYSE b)                     12.2%         12.2%    12.4%
VDMS share volume of principal
 shares traded (million)           1,908         3,591    4,185
Participation rate b)               14.9%         13.7%    17.5%
VDMS value of principal shares
 traded ($ billion)                   82           158      160
VDMS net gain on principal
 transactions ($ million)           17.2          35.0     40.9
Realization rate (basis points)      2.1           2.2      2.6
-------------------------------- -------- ---- -------- -------- ----
Source: NYSE, Van der Moolen

a) Both the Q1 2006 revenues and the Q1 2006 exchange, clearing and brokerage fees have been grossed up with EUR 2.1 million due to a reclassification. These fees were previously netted in revenues.This reclassification had no impact on the operating profit and the profit attributable to common equity holders of the Company.

b) The determination of the market share and participation rate is based on share volume transacted on the NYSE as provided by the NYSE to the specialist community. Last years' calculations were originally based on the dollar value of those transactions. Comparative figures have been adjusted accordingly.



                      Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                           (IFRS, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)     June 30, 2006     December 31, 2005
----------------------------------------------------------------------
Assets
Non-current assets
Goodwill                               45.1              24.8
Other intangible assets                59.8              45.3
Property, plant and equipment           5.3               4.0
Deferred income tax assets             69.4              80.8
Retirement benefit plans and other
 long-term benefits                     4.1               3.4
Loans and receivables                   0.4                 -
Available-for-sale financial assets    16.0              18.0
Cash and cash-equivalents             189.1             188.5

                                   ---------         ---------
                                              389.2             364.8
Current assets
Securities owned                      980.4              91.8
Due from clearing organizations and
 professional parties                 362.9             127.6
Loans and receivables                     -               5.0
Current income tax receivables         11.9               8.9
Other current assets and prepaid
 expenses                               5.9              17.4
Cash and cash-equivalents             131.2             115.8

                                   ---------         ---------
                                            1,492.3             366.5
----------------------------------------------------------------------
Total assets                                1,881.5             731.3
----------------------------------------------------------------------

Equity and liabilities
Capital and reserves attributable
 to the Company's equity holders      294.3             221.2
Minority interest                      10.0              10.9

                                   ---------         ---------
Total equity                                  304.3             232.1
Non-current liabilities
Financing preferred shares                -              51.4
Capital of minority members            15.8              16.3
Subordinated borrowings                94.6             111.6
Long-term borrowings                    1.0               1.4
Deferred income tax liabilities        10.1               1.1

                                   ---------         ---------
                                              121.5             181.8
Current liabilities
Securities sold, not yet purchased    920.3              77.7
Due to clearing organizations and
 professional parties                 343.5              65.9
Due to customers                        5.5                 -
Short-term borrowings                  30.8              33.8
Bank overdrafts                       127.5             114.2
Current income tax liabilities          2.2               4.3
Provisions                              6.3               3.1
Other current liabilities and
 accrued expenses                      19.6              18.4

                                   ---------         ---------
                                            1,455.7             317.4
----------------------------------------------------------------------
Total equity and liabilities                1,881.5             731.3
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                             414.7             411.4
----------------------------------------------------------------------



                      Van der Moolen Holding N.V.
        Consolidated statement of cash flow/ Movement schedule
                        of shareholders'equity
                           (IFRS, unaudited)

Consolidated statement of cash flow
----------------------------------------- ------------- --------------
(Amounts in millions of Euros)              6 months    6 months
                                              2006      2005 (1)
----------------------------------------- ------------- --------------
Cash flow from operating activities
Profit attributable to common equity
 holders of the parent                       1.7            3.3
Profit attributable to minority interest     3.6            2.5
Income tax expense                          13.0            4.0
Depreciation and amortization of fixed
 assets                                      3.1            1.5
Impairment of intangibles                   10.0              -
Preferred financing dividend (non-cash
 expense)                                    2.1            1.5
Foreign currency result - net               (0.8)          (2.8)
Finance cost- other, net                     4.4            4.5
Gain on NYSE memberships                   (21.1)             -
Fair value loss on interest-rate swaps         -            0.2
Movement in provisions                       3.5              -
NYSE/SEC settlement                            -           (3.2)
Income tax received, net                    (1.4)           1.3
                                          -------       --------
                                                  18.1           12.8
(Increase)/ decrease in non-current cash
 and cash equivalents                            (15.3)           3.6
(Increase)/ decrease in working capital            2.3          (28.8)
                                                 ------         ------
                                                   5.1          (12.4)
Cash flow from investing activities
Investments in tangible fixed assets, net
 of divestments                             (1.7)          (0.3)
Investments in intangible fixed assets      (1.0)             -
Acquisition group companies, less cash
 balances held                               0.4              -
Proceeds from NYSE memberships              22.5              -
Interest received                            0.6            0.1
                                                 ------         ------
                                                  20.8           (0.2)
Cash flow from financing activities
Repayments of subordinated borrowings and
 long-term borrowings                       (8.7)          (7.9)
Sale of treasury shares                      0.7              -
Interest paid                               (6.2)          (6.0)
Dividend payment                            (2.3)          (3.2)
Preferred financing dividend                (2.9)          (2.9)
Distributions paid to minority members,
 net of capital contributed                 (2.1)          (2.3)
Capital repayment former members of VDM
 Specialists                                (3.1)          (3.1)
                                                 ------         ------
                                                 (24.6)         (25.4)
Currency exchange differences on cash and cash-
 equivalents, net of bank overdrafts               0.8           (2.0)

Change in cash and cash-equivalents, net
 of amounts of bank overdrafts                     2.1          (40.0)

Cash and cash-equivalents, net of amounts
 of bank overdrafts at January 1,                  1.6           40.1

                                                 ------         ------
Cash and cash-equivalents, net of amounts
 of bank overdrafts at June 30,                    3.7            0.1
----------------------------------------------------------------------
(1) adjusted for presentation purposes
Movement in shareholders'equity
----------------------------------------- ------------- --------------
(Amounts in millions of euros)              6 months       6 months
                                            2006           2005
----------------------------------------- ------------- --------------

Shareholders' equity at January 1                221.2          234.4
Preferred financing shares                  51.4              -
Issued common shares and issuable shares
 (Curvalue acquisition), net of shares
 held in treasury                           42.1              -
Change in accounting principles due to
 adoption IAS 32 / IAS 39                      -          (51.5)
Cash dividend                               (2.3)          (3.2)
Currency exchange differences              (17.7)          20.6
Profit attributable to common
 shareholders for the period                 1.7            3.3
Contribution to dividend reserve
 financing preferred shareholders            2.1
Sale of treasury shares                      0.7              -
Fair value change available-for-sale
 assets, net of taxation                    (4.9)           0.3
                                                 ------         ------
                                                  73.1          (30.5)
                                                 ------         ------
Shareholders' equity at June 30                  294.3          203.9
----------------------------------------- ------------- --------------


    Basis of presentation

    This interim report for the six months ended 30 June 2006 is prepared in accordance with IAS 34 - Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Van der Moolen Holding NV for the year ended 31 December 2005 as included in the Annual Report 2005. Van der Moolen's 2005 consolidated financial statements are prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU'). In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2005. This interim financial report is unaudited.

    Explanatory notes

    Explanatory notes to the financial data reported are included in the front part of this interim report. To avoid duplication of data this information is not repeated.


    CONTACT: Van der Moolen
             Investor Relations/CorporateCommunications
             telephone +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VAN DER MOOLEN HOLDING N.V.

     Date: August 17, 2006              By: /s/ Richard E. den Drijver
                                            ------------------------------------
                                            name:  Richard E. den Drijver
                                            title: Chairman of the Executive
                                                   Board

                                        By: /s/ Leo J. Pruis
                                            ------------------------------------
                                            name:  Leo J. Pruis
                                            title: Chief Financial Officer
                                                   Member of the Executive Board

                                        By: /s/ Casper F. Rondeltap
                                            ------------------------------------
                                            name : Casper F. Rondeltap
                                            title: Member of the Executive Board



           ----------------------------------------------------------